    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 22, 2003


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                               (AMENDMENT NO.   )



                             STUDENT ADVANTAGE, INC.

                                (Name of Issuer)

                             STUDENT ADVANTAGE, INC.
                          ATHENA VENTURES PARENT, INC.
                      ATHENA VENTURES ACQUISITION SUB, INC.
                              RAYMOND V. SOZZI, JR.

                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   86386Q30 3
                      (CUSIP Number of Class of Securities)

                              RAYMOND V. SOZZI, JR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          ATHENA VENTURES PARENT, INC.
                      ATHENA VENTURES ACQUISITION SUB, INC.
                             STUDENT ADVANTAGE, INC.
                                280 SUMMER STREET
                           BOSTON, MASSACHUSETTS 02210
                                 (617) 912-2000

   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Person(s) Filing Statement)

                                     COPIES TO:

  Alan I. Annex, Esq.         Peter N. Handrinos, Esq.               Steven M. Lutt, Esq.
 Greenberg Traurig, LLP           Hale and Dorr LLP            Shack Siegel Katz & Flaherty P.C.
    200 Park Avenue                60 State Street                     530 Fifth Avenue
New York, New York 10166     Boston, Massachusetts 02109           New York, New York 10036
     (212) 801-9323                (617) 526-6000                       (212) 782-0710


                  This statement is filed in connection with:

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13d-3(c) under the Securities Exchange Act of 1934.

b. [ ]  The filing of a registration statement under the Securities Act of 1933.

c  [ ]  A tender offer

d. [ ]  None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

      Check the following box if this is a final amendment reporting the results of the transaction:[ ]



                            CALCULATION OF FILING FEE

 TRANSACTION VALUATION*           AMOUNT OF FILING FEE
        $564,175                        $45.64

* For purposes of calculating fee only. This amount assumes the purchase at a price of $1.05 per share of 537,309 outstanding shares of Company Common Stock. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the shares purchased, plus 1/50th of one percent of the average spread of the options settled.

[X] Check box if any part of the fee is offset as provided in Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or schedule and the date of its filing.


Amount Previously Paid:     $45.64          Filing Party:   Student Advantage, Inc.

Form or Registration No.:   Schedule 14A     Date Filed:     December 22, 2003

                                  INTRODUCTION

      This Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by (i) Student Advantage, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13E-3 transaction ("Student Advantage"), (ii) Athena Ventures Parent, Inc., a Delaware corporation ("Athena Ventures"), formed by Raymond V. Sozzi, Jr. for the purpose of effecting the Merger (as defined below), (iii) Athena Ventures Acquisition Sub, Inc., a Delaware corporation ("Acquisition Sub"), and a wholly-owned subsidiary of Athena Ventures, and (iv) Raymond V. Sozzi, Jr., Chairman of the Board, Chief Executive Officer and President of Student Advantage, sole stockholder of Athena Ventures and President and sole director of each of Athena Ventures and Acquisition Sub, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder. This Schedule 13E-3 relates to the proposed merger (the "Merger") of Acquisition Sub with and into Student Advantage pursuant to an Agreement and Plan of Merger, dated as of November 18, 2003, by and among Student Advantage, Athena Ventures and Acquisition Sub (the "Merger Agreement").

      In the Merger and pursuant to the terms and conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into Student Advantage, with Student Advantage as the surviving company. At the effective time of the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of Student Advantage (the "Shares") (other than Shares held by (1) Student Advantage or any of its subsidiaries, (2) Athena Ventures (including shares contributed by Mr. Sozzi to Athena Ventures immediately prior to the consummation of the Merger) or any wholly owned subsidiary of Athena Ventures, and (3) stockholders who perfect their rights under Delaware law to dissent from the Merger and seek the fair value of their Shares), will be converted into and become the right to receive $1.05 per share in cash, without interest.

      Concurrently with the filing of this Schedule 13E-3, Student Advantage is filing a preliminary proxy statement (the "Proxy Statement") pursuant to Regulation 14A of the Exchange Act, relating to the Special Meeting of stockholders of Student Advantage at which the stockholders of Student Advantage will consider and vote upon a proposal to approve and adopt the Merger Agreement and authorize the Merger thereby, and a Purchase and Sale Agreement by and between Student Advantage and NCSN, Inc., and the transactions contemplated thereby, pursuant to which Student Advantage will sell assets related to its college sports business and college newspaper business (the "Asset Sale"). A copy of the Proxy Statement is attached hereto as Exhibit (a)(2). A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement and a copy of the Purchase and Sale Agreement is attached as Appendix B to the Proxy Statement.

      The information set forth in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

The information contained in the sections entitled "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The information contained in the sections entitled "Summary Term Sheet - The Transactions - The Parties" and "Information about Student Advantage" in the Proxy Statement is incorporated herein by reference.

(b) Securities. The information contained in the section entitled "Market for the Common Stock - Price Range of Student Advantage Common Stock" in the Proxy Statement is incorporated herein by reference.

(c) Trading Market and Price. The information contained in the section entitled "Market for the Common Stock - Price Range of Student Advantage Common Stock" in the Proxy Statement is incorporated herein by reference.

(d) Dividends. The information contained in the section entitled "Market for the Common Stock - Dividends Policy" in the Proxy Statement is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information contained in the Section entitled "Beneficial Ownership of Voting Stock - Prior Stock Purchases and Other Transactions" in the Proxy Statement is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSONS.

(a),(c) Name and Address; Business and Background of Natural Persons. The information contained in the sections entitled "Summary Term Sheet - The Transactions - The Parties," "Special Factors - The Parties," "Information about Student Advantage - Directors and Officers of Student Advantage," "Information about Athena Ventures and Acquisition Sub - Directors and Officers of Athena Ventures and Acquisition Sub," in the Proxy Statement which is incorporated herein by reference.

(b) Business and Background of Entities. The information contained in the sections entitled "Special Factors - The Parties," "Information About Student Advantage" and "Information About Athena Ventures and Acquisition Sub" in the Proxy Statement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1) Tender Offers. Not applicable.

(a)(2) Mergers or Similar Transactions

(a)(2)(i) Transaction Description. The information contained in the section entitled "The Merger Agreement" and "The Purchase and Sale Agreement" in the Proxy Statement is incorporated herein by reference.

(a)(2)(ii) Consideration. The information contained in the sections entitled "The Merger Agreement - Conversion of Common Stock" and "Special Factors - Athena Ventures' Financing of the Merger" in the Proxy Statement is incorporated herein by reference.

(a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled "Special Factors - Background of the Transactions," "Special Factors - Recommendation of the Board of Directors; Fairness of the Transactions," " Special Factors - Reasons for the Special Committee's Recommendation," "Special Factors - Reasons for the Board of Directors' Recommendation," "Special Factors
- Purpose
and Structure of the Merger," and "Special Factors - Purpose of the Asset Sale" in the Proxy Statement is incorporated herein by reference.

(a)(2)(iv) Vote Required for Approval. The information contained in the section entitled "The Special Meeting - Vote Required" in the Proxy Statement is incorporated herein by reference.

(a)(2)(v) Material Differences in the Rights of Security Holders. The information contained in the sections entitled "The Merger Agreement" and "Special Factors - Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

(a)(2)(vi) Accounting Treatment. The information contained in the section entitled "The Transactions - Accounting Treatment" in the Proxy Statement is incorporated herein by reference.

(a)(2)(vii) Income Tax Consequences. The information contained in the section entitled "The Transactions - Certain Material United States Federal Income Tax Considerations" in the Proxy Statement is incorporated herein by reference.

(c) Different Terms. The information contained in the sections entitled "Special Factors - Effects of the Merger," "The Merger Agreement" and "The Special Meeting - Vote Required" in the Proxy Statement is incorporated herein by reference.

(d) Appraisal Rights. The information contained in the section entitled "Other Matters - Dissenters' Rights of Appraisal" and Appendix E in the Proxy Statement is incorporated herein by reference.

(e) Provisions For Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information contained in the section entitled "Interests of Raymond V. Sozzi, Jr.; Appointment of the Special Committee; Certain Relationships - Certain Transactions" in the Proxy Statement is incorporated herein by reference.

(b),(c) Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled "Special Factors - Background of the Transactions," "The Merger Agreement" and "The Purchase and Sale Agreement" in the Proxy Statement is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "The Special Meeting - Vote Required," "Interests of Raymond V. Sozzi, Jr.; Appointment of Special Committee; Certain Relationships - Voting Agreement with Raymond V. Sozzi, Jr." and "The Purchase and Sale Agreement - Other Agreements Relating to the Sale - Voting Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired. The information contained in the sections entitled "The Merger Agreement" and "Special Factors - Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

(c) Plans. The information contained in the sections entitled "Special Factors - Effects of the Merger," "The Merger Agreement," "Special Factors - Effects of the Asset Sale" and "The Purchase and Sale Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a),(c) Purposes; Reasons. The information contained in the sections entitled "Special Factors - Background of the Transactions," "Special Factors - Recommendation of the Board of Directors; Fairness of the Transactions," "Special Factors - Reasons for the Special Committee's Recommendation," "Special Factors - Reasons for the Board of Directors' Recommendation", "Special Factors
- Purpose and Structure of The Merger," "Special Factors - Purpose of the Asset Sale" and "The Transactions - Conduct of the Business of Student Advantage if the Transactions are Not Completed" in the Proxy Statement is incorporated herein by reference.

(b) Alternatives. The information contained in the sections entitled "Special Factors - Background of the Transactions" and "Special Factors - The Transactions - Conduct of the Business of Student Advantage if the Transactions are not Completed" in the Proxy Statement is incorporated herein by reference.

(d) Effects. The information contained in the sections entitled "Special Factors
- Background of the Transactions," "Special Factors - Recommendation of the Board of Directors; Fairness of the Transaction," "Special Factors - Reasons for the Special Committee's Recommendation," "Special Factors - Reasons for the Board of Directors' Recommendation, "Special Factors - Effects of the Merger," "Special Factors - Effects of the Asset Sale," "The Transactions - Certain Material United States Federal Income Tax Considerations," "Special Factors - Effects of the Merger," "The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a),(b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "Special Factors - Background of the Transactions," "Special Factors - Recommendation of the Board of Directors; Fairness of the Transaction," "Special Factors - Reasons for the Special Committee's Recommendation," "Special Factors - Opinions of Financial Advisor to the Special Committee" and "Special Factors - Position of Raymond V. Sozzi, Jr. and Athena Ventures as to the Fairness of the Merger" in the Proxy Statement and Appendix C, "Opinion of Luminary Capital Regarding the Merger" and Appendix D, "Opinion of Luminary Capital Regarding the Asset Sale" is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the sections entitled "The Special Meeting - Vote Required," "Special Factors - Purpose and Structure of the Merger" and "Special Factors - Purpose of the Asset Sale" in the Proxy Statement is incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in the sections entitled "Special Factors - Background of the Transactions" and "Special Factors
- Reasons for the Special Committee's Recommendation, "Special Factors - Recommendation of the Board of Directors; Fairness of the Transaction" in the Proxy Statement is incorporated herein by reference.

(e) Approval of Directors. The information contained in the sections entitled "Special Factors - Recommendation of the Board of Directors; Fairness of the Transaction," "Special Factors - Reasons for the Special Committee's Recommendation," "Special Factors - Background of the Transactions" and

"Special Factors - Interests of Raymond V. Sozzi, Jr.; Appointment of Special Committee; Certain Relationships - The Special Committee" in the Proxy Statement is incorporated herein by reference.

(f) Other Offers. The information contained in the section entitled "Special Factors - Background of the Transactions," in the Proxy Statement is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report; Availability of Documents. The information contained in the sections entitled "Special Factors - Background of the Transactions," "Special Factors - Reasons for the Special Committee's Recommendation," "Special Factors - Recommendation of the Board of Directors; Fairness of the Transaction," "Special Factors - Opinions of Financial Advisor to the Special Committee," and "Other Matters - Available Information" in the Proxy Statement and Appendix C, "Opinion of Luminary Capital Regarding the Merger" and Appendix D, "Opinion of Luminary Capital Regarding the Asset Sale" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a),(b),(d) Source of Funds; Conditions; Borrowed Funds. The information contained in the sections entitled "Special Factors - Athena Ventures' Financing of the Merger," "The Purchase and Sale Agreement - Other Agreements Relating to the Asset Sale - Note Agreement" and "The Purchase and Sale Agreement - Purchase Price" in the Proxy Statement is incorporated herein by reference.

(c) Expenses. The information contained in the section entitled "The Transactions - Estimated Fees and Expenses of the Transactions" in the Proxy Statement is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information contained in the section entitled "Beneficial Ownership of Voting Stock" in the Proxy Statement is incorporated herein by reference.

(b) Securities Transactions. The information contained in the section entitled "Beneficial Ownership of Voting Stock - Prior Stock Purchases and Other Transactions" in the Proxy Statement is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the section entitled "The Special Meeting - Vote Required," "Special Factors - Position of Raymond V. Sozzi, Jr. and Athena Ventures as to the Fairness of the Merger," "Special Factors - Interests of Raymond V. Sozzi, Jr.; Appointment of Special Committee; Certain Relationships" and "The Purchase and Sale Agreement - Other Agreements Relating to the Sale - Voting Agreement" in the Proxy Statement is incorporated herein by reference.

(e) Recommendations to Others. The information contained in the section entitled "Special Factors - Recommendation of the Board of Directors; Fairness of the Transaction" and "Special Factors - Reasons for the Special Committee's Recommendation" in the Proxy Statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a),(b) Financial Information; Pro Forma Information. The information contained in the section entitled "Consolidated Selected Financial Data," "Unaudited Pro Forma Consolidated Financial Statements" and "Student Advantage, Inc. and Subsidiaries Consolidated Financial Statements" in the Proxy Statement is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a),(b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled "Special Factors - Background of the Transactions," "The Transactions - Estimated Fees and Expenses of the Transactions," and "The Special Meeting - Proxy Solicitation" in the Proxy Statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

(b) Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

(a)(2) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 22, 2003 (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release announcing the proposed Merger and Asset Sale (incorporated herein by reference to Student Advantage's Current Report on Form 8-K dated November 18, 2003 and filed November 20, 2003).

(b) Form of Note Agreement between NCSN, Inc., the subsidiary Guarantors party thereto and the Noteholders party thereto (incorporated by reference to Exhibit
99.2 filed with Student Advantage's Current Report on Form 8-K dated November 18, 2003 and filed November 20, 2003).

(c)(1) Opinion of Luminary Capital (incorporated herein by reference to Appendix C of the Proxy Statement).

(c)(2) Opinion of Luminary Capital Regarding the Asset Sale (incorporated herein by reference to Appendix D of the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated as of November 18, 2003, by and among Student Advantage and Athena Ventures Parent, Inc. and Athena Ventures Acquisition Sub, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(2) Voting Agreement, by and between NCSN, Inc. and Raymond V. Sozzi, Jr., dated November 18, 2003 (incorporated herein by reference to Schedule 13D filed on behalf of Mr. Sozzi on November 20, 2003).

(d)(3) Purchase and Sale Agreement, dated as of November 18, 2003, by and between NCSN, Inc. and Student Advantage, Inc. (incorporated by reference to Appendix B of the Proxy Statement).

(f) Sections 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix D of the Proxy Statement).

(g) Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2003



                                           STUDENT ADVANTAGE, INC.


                                           By: /s/ Raymond V. Sozzi, Jr.
                                               ---------------------------------
                                           Name:  Raymond V. Sozzi, Jr.
                                           Title: Chairman, President and Chief
                                                  Executive Officer


                                           ATHENA VENTURES PARENT, INC.


                                           By: /s/ Raymond V. Sozzi, Jr.
                                               ---------------------------------
                                           Name:  Raymond V. Sozzi, Jr.
                                           Title: President


                                           ATHENA VENTURES ACQUISITION SUB, INC.


                                           By: /s/ Raymond V. Sozzi, Jr.
                                               ---------------------------------
                                           Name:  Raymond V. Sozzi, Jr.
                                           Title: President


                                           /s/ Raymond V. Sozzi, Jr.
                                           -------------------------------------
                                           Raymond V. Sozzi, Jr.

                                  EXHIBIT INDEX

Exhibit

Number            Description
------            -----------

(a)(2) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 22, 2003 (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release announcing the proposed Merger and Asset Sale (incorporated herein by reference to Student Advantage's Current Report on Form 8-K dated November 18, 2003 and filed November 20, 2003).

(b) Form of Note Agreement between NCSN, Inc., the subsidiary Guarantors party thereto and the Noteholders party thereto (incorporated by reference to Exhibit 99.2 filed with Student Advantage's Current Report on Form 8-K dated November 18, 2003 and filed November 20, 2003).

(c)(1) Opinion of Luminary Capital (incorporated herein by reference to Appendix C of the Proxy Statement).

(c)(2) Opinion of Luminary Capital Regarding the Asset Sale (incorporated herein by reference to Appendix D of the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated as of November 18, 2003, by and among Student Advantage and Athena Ventures Parent, Inc. and Athena Ventures Acquisition Sub, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(2)            Voting Agreement, by and between NCSN, Inc. and Raymond V.
                  Sozzi, Jr., dated November 18, 2003 (incorporated herein by reference to Schedule 13D filed on behalf of Mr. Sozzi on November 20, 2003).

(d)(3) Purchase and Sale Agreement, dated as of November 18, 2003, by and between NCSN, Inc. and Student Advantage, Inc. (incorporated by reference to Appendix B of the Proxy Statement).

(f) Sections 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix D of the Proxy Statement).

(g)               Not applicable.